Alston&Bird llp
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1201 West Peachtree Street
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404-881-7000
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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 10, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 File No. 333-154975 — Filed July 10, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated June 16, 2009, regarding Amendment No. 4 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has filed today Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR, which reflects the responses below. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 5.
General
1.	Comment: We note your disclosure on page 45 that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

Response: The Issuer’s primary purpose is to invest directly or indirectly in commercial properties, primarily located in the Western United States. After the Issuer has invested substantially all of the offering proceeds, the Issuer expects that commercial properties

Mr. Tom Kluck
July 10, 2009

will comprise approximately 70% of the value of its portfolio. Accordingly, the Issuer does not expect to fall within the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) because it will not (a) hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (b) engage or propose to engage in the business of issuing face-amount certificates of the installment type, and it has not been engaged in such business and does not have any such certificate outstanding; or (c) engage or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it will not own or propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As noted above, the Issuer intends to invest primarily in real property either directly or indirectly through majority-owned subsidiaries whose only assets will be real property. As the subsidiaries will be investing solely in real property, they will be outside of the definition of an “investment company” under Section 3(a)(1) of the 1940 Act. Because 70% or more of the Issuer’s total assets will be invested in real property or in these majority-owned subsidiaries owning only real property, the Issuer will not fall within the definition of “investment company” as it will hold less than 40% of its total assets in investment securities.

Even if the value of investment securities held by the Issuer were to exceed 40%, the Issuer would be able to rely on the exception to the definition of “investment company” under the 1940 Act provided by Sections 3(c)(6) and 3(c)(5)(C). Section 3(c)(6) excepts from the definition of “investment company” any company primarily engaged, directly or through-majority owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3, or in one or more such businesses (from which not less than 25% of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is also excepted from the definition of “investment company.”

As noted above, the Issuer intends to invest primarily in real property either directly or indirectly through majority-owned subsidiaries whose only assets will be real property. As the subsidiaries will only be investing in real property and will not be issuing redeemable securities, they will qualify for the exclusion from the definition of investment company afforded by Section 3(c)(5)(C). Additionally, because at least 55% or more of the Issuer’s total assets will be invested in real property or in majority-owned subsidiaries owning only real property and at least an additional 25% of the Issuer’s assets will be invested in other qualifying assets or related estate related assets, the Issuer expects to comply with the requirements of Sections 3(c)(5)(C) and 3(c)(6) and be excepted from the definition of “investment company.” For purposes of these exclusions, the Issuer will classify its investments based on no-action letters issued by the Staff and

Mr. Tom Kluck
July 10, 2009

other guidance. Whole loans will be classified as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Issuer originates or acquires the loan. However, the Issuer will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets that come within the 25% basket. The Issuer will treat mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc., SEC No-Action Letter (May 24, 2007). The Issuer will consider a participation in a whole mortgage loan, including construction loans, and a subordinate loan to be a qualifying real estate asset only if (i) the Issuer has a participation interest in a mortgage loan that is fully secured by real property; (ii) the Issuer has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and its returns on the loan are based on such payments; (iii) the Issuer invests only after performing the same type of due diligence and credit underwriting procedures that the Issuer would perform if it were underwriting the underlying mortgage loan; (iv) the Issuer has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (v) in the event that the loan becomes non-performing, the Issuer has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

The Issuer will treat investments in securities issued by companies primarily engaged in the real estate business, interests in securitized real estate loan pools, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include equity interests in the developer entity, a pledge of additional assets of the developer including parcels of undeveloped or developed real estate, and/or personal guarantees of the developer’s principals or of the developer entity), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. Commercial mortgage-backed securities (“CMBS”) and collateralized debt obligations (“CDOs”) will be treated as real-estate related assets that come within the 25% basket, however, in some instances, certain CMBS may be treated as qualifying assets within the 55% basket. The treatment of any other investments as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the Issuer has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with SEC guidance.

Mr. Tom Kluck
July 10, 2009

Prior Performance Summary, page 68
2.	Comment: We note your revised disclosure on page 68 regarding the prior performance of Triple Net Properties and related entities (NNN). Please revise your prior performance tables in Appendix A and Part II, as applicable, to include the prior performance of NNN in accordance with Guide 5. Note that only information prior to Mr. Thompson’s resignation in 2008 should be included. In the tables, please clearly indicate that Thompson National Properties is in no way affiliated with Grubb & Ellis Company and its affiliates.

Response: Pursuant to conversations with the Staff, the Issuer has included prior performance tables for prior real estate programs sponsored by Triple Net Properties, LLC and its affiliates (“Triple Net”) as of December 31, 2006 in a new Appendix B and Table VI to the Registration Statement. The Issuer has also included disclosure relating to prior real estate programs sponsored by Triple Net in the section entitled “Prior Performance Summary.” In each case, the new disclosure indicates that the information relating to prior programs of Triple Net has been obtained solely from public information of Triple Net and its affiliates filed with the SEC and that the Issuer cannot verify the accuracy of the information. As discussed with the Staff, information on the prior programs of Triple Net is only being provided through December 31, 2006 because Mr. Thompson resigned as Chief Executive Officer of Triple Net in November 2006 at which time his only position was to serve as Chairman of the Board of a newly formed parent holding company. Following Mr. Thompson’s resignation as Chief Executive Officer, he was not involved in the day-to-day decision making with respect to the Triple Net prior programs.
Adverse Business Developments, page 71
3.	Comment: Please discuss any major adverse business developments or conditions which were experienced by any prior programs sponsored by NNN.

Response: The Issuer has added additional disclosure regarding major adverse business developments with respect to the prior real estate programs sponsored by Triple Net at page 73 of Amendment No. 5.

Mr. Tom Kluck
July 10, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston
Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance Mr. Anthony W. Thompson